Exhibit 99.1

“Corporation which has not adhered to the optional system

for the mandatory acquisition of shares in a public offering”

CUIT 30-70496280-7

August 24, 2012

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. Issuance of Class III Notes for a face value of up to Ps.60,000,000 (extendible up to Ps.80,000,000)

Dear Sirs,

We are writing to you in relation to the Class III notes to be issued for up to Ps.60,000,000 (extendible up to Ps.80,000,000) under the Global Program for the issuance of simple, short, mid- and/or long-term notes, non-convertible into shares for a maximum outstanding face value of up to Ps.60,000,000 or the equivalent thereof in another currency.

Accordingly, we inform you that at the conclusion of the Subscription Period, the notes were issued with the following terms:

1.	Principal Amount: Ps.78,075,000

2.	Date of Issuance: August 28, 2012

3.	Cutting Margin: 3.59% of face value

4.	Maturity Date: February 28, 2014

5.	Payment of Principal: The aggregate principal amount of the Class III notes shall be paid in one lump sum on February 28, 2014.

6.	Payment of Interest: Interest on the Class III notes shall be payable on the following dates: February 28, 2013, August 28, 2013 and on February 28, 2014.

Yours faithfully,

Felipe L. M. Videla

Attorney-at-law

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.